================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)1


                       NETWORK-1 SECURITY SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64121N 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SAM SCHWARTZ, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP


                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2306
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 13, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 23 Pages)
---------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 2 of 23 Pages
=====================                                         ==================

=========   ====================================================================
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corey M. Horowitz
---------   --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                     (b) [_]

---------   --------------------------------------------------------------------
    3       SEC USE ONLY


---------   --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF, AF, OO
---------   --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                         [_]
---------   --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
---------   --------------------------------------------------------------------
                7       SOLE VOTING POWER

                        5,481,823 (1)
  NUMBER OF ---------   --------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              92,261 (2)
    EACH    ---------   --------------------------------------------------------
  REPORTING     9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                5,481,823 (1)
            ---------   --------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                        92,261 (2)
---------   --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,574,084 (1)(2)
---------   --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [_]
---------   --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.5%
---------   --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 3 of 23 Pages
=====================                                         ==================





(1) Includes (a)(i) 486,303 shares of Common Stock, (ii) 85,220 shares of Common Stock issuable upon exercise of warrants and (iii) 992,500 shares of Common Stock issuable upon exercise of options, all of which are held by Mr. Horowitz and (b)(i) 2,867,800 shares of Common Stock,
         (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 500,000 shares of Common Stock issuable upon exercise of options, all of which are held by CMH Capital Management Corp.

(2) Includes (a) 89,970 shares of Common Stock held by Donna Slavitt, Mr. Horowitz's spouse and (b) 2,291 shares of Common Stock held by Horowitz Partners, a general partnership of which Mr. Horowitz is a partner. Mr. Horowitz disclaims beneficial ownership of the shares held by Horowitz Partners except to the extent of his pecuniary interest therein.

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 4 of 23 Pages
=====================                                         ==================

=========   ====================================================================
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CMH Capital Management Corp.
---------   --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                     (b) [_]

---------   --------------------------------------------------------------------
    3       SEC USE ONLY


---------   --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
---------   --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                         [_]
---------   --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------   --------------------------------------------------------------------
                7       SOLE VOTING POWER

                        -0-
  NUMBER OF ---------   --------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              3,917,800 (1)
    EACH    ---------   --------------------------------------------------------
  REPORTING     9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                -0-
            ---------   --------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                        3,917,800 (1)
---------   --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,917,800 (1)
---------   --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [_]
---------   --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4%
---------   --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 2,867,800 shares of Common Stock, (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 500,000 shares of Common Stock issuable upon exercise of options.

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 5 of 23 Pages
=====================                                         ==================

     The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

     Item 5(a) is hereby amended and restated to read as follows:

         (a) The following list sets forth the aggregate number and percentage (based on 15,012,576 Shares outstanding as reported in the Issuer's Form 10-KSB for the year ended December 31, 2003) of Shares beneficially owned by each Reporting Person, as of April 13, 2004:

                                Shares of Common     Percentage of Shares
                                     Stock             of Common Stock
Name                           Beneficially Owned     Beneficially Owned
----                           ------------------     ------------------
Corey M. Horowitz                5,574,084 (1)               32.5%

CMH Capital Management Corp.     3,917,800 (2)               24.4%

(1) Includes (a)(i) 486,303 Shares, (ii) 85,220 Shares issuable upon exercise of Warrants and (iii) 992,500 Shares issuable upon exercise of options, all of which are held by Mr. Horowitz, (b)(i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and
         (iii) 500,000 Shares issuable upon exercise of options, all of which are held by CMH Capital Management Corp., (c) 89,970 Shares held by Donna Slavitt and (d) 2,291 Shares held by Horowitz Partners. Mr. Horowitz disclaims beneficial ownership of the Shares held by Horowitz Partners, except to the extent of his pecuniary interest therein.

(2) Includes (i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and (iii) 500,000 Shares issuable upon exercise of options.

     Item 5(b) is hereby amended and restated to read as follows:

         (b) Mr. Horowitz has sole power to vote and dispose of 5,481,823 Shares (consisting of the 1,564,023 Shares beneficially owned by him, constituting approximately 9.7% of the Shares outstanding and, by virtue of his position as sole stockholder, officer and director of CMH, of the 3,917,800 Shares beneficially owned by CMH, constituting approximately 24.4% of the Shares outstanding), constituting approximately 32.5% of the Shares outstanding.

         By virtue of being her spouse, Mr. Horowitz may be deemed to have shared power to vote and dispose of the 89,970 Shares beneficially owned by Donna Slavitt, constituting less than 1% of the Shares outstanding. Ms. Slavitt resides at 1085 Park Avenue, New York, New York 10128. She is the president of World Packaging Corp., a manufacturer and distributor of promotional and licensed products. Ms. Slavitt has not, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). Ms. Slavitt is a citizen of the United States of America.

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 6 of 23 Pages
=====================                                         ==================

         By virtue of his position as a partner of Horowitz Partners ("HP"), Mr. Horowitz may be deemed to have shared power to vote and dispose of the 2,291 Shares beneficially owned by HP, constituting less than 1% of the Shares outstanding. HP is a general partnership with an address at 445 Park Avenue, Suite 1028, New York, New York 10022. HP's principal business is investments and it has not, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The other partners of HP are Mr. Horowitz's mother, Syd Horowitz, his brother, Gary Horowitz and his sister, Cindy Horowitz (the "Partners"). Syd Horowitz resides at 56 Field Lane, Roslyn Heights, New York 11577 and is retired. Gary Horowitz resides at 41 Lowell Drive, Stow, Massachusetts 01775 and his principal occupation is a clinical pathologist. Cindy Horowitz resides at 173 West 78th Street, New York, New York 10024 and her principal occupation is an elementary school teacher. None of the Partners have, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The Partners are all citizens of the United States of America.

         CMH has shared power to vote and dispose of 3,917,800 Shares, constituting approximately 24.4% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

         (c) On April 13, 2004, the Issuer as part of a recapitalization entered into an exchange agreement with each of the holders of its outstanding preferred stock pursuant to which such holders exchanged an aggregate of 2,714,562 shares of Preferred Stock (231,054 shares of Series D Preferred Stock and 2,483,508 shares of Series E Preferred Stock) for an aggregate of 6,698,118 shares of Common Stock. Holders of preferred stock received 1.25 shares of Common Stock for each share of Common Stock such holders would have received based upon the conversion rate of their preferred stock. CMH and Ms. Slavitt were included among the 27 holders participating in the exchange and received the following amounts of Shares in exchange for their holdings of Series E Preferred Stock of the Issuer:

                                    Number of           Number of Shares
         Name of                Series E Preferred           Received
  Preferred Stockholder             Stock Held            Upon Exchange
  ---------------------             ----------            -------------
CMH Capital Management Corp.        1,084,935                2,712,337
Donna Slavitt                          35,377                   88,442

A copy of the Exchange Agreement is attached as an exhibit hereto and incorporated herein by reference. There were no additional transactions by the Reporting Persons in the Shares of the Issuer during the past sixty days.

     Item 7 is hereby amended to add the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     4. Exchange Agreement between the Issuer and its Preferred Stockholders, dated April 13, 2004.

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 7 of 23 Pages
=====================                                         ==================


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 26, 2004


                                               /s/ Corey M. Horowitz
                                               -----------------------------
                                               Corey M. Horowitz





                                               CMH CAPITAL MANAGEMENT CORP.


                                               By:  /s/ Corey M. Horowitz
                                               -----------------------------
                                               Name:  Corey M. Horowitz
                                               Title: President

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 8 of 23 Pages
=====================                                         ==================

                                  EXHIBIT INDEX

Document                                                                  Page
--------                                                                  ----

1.       Securities Purchase Agreement by and between CMH Capital
         Management Corp. and FalconStor Software, Inc., dated
         November 18, 2003 (previously filed).                             --

2.       Joint Filing Agreement by and between Corey M. Horowitz and
         CMH Capital Management Corp., dated November 26, 2003
         (previously filed).                                               --

3.       Offer Letter, dated December 22, 2003, by and between the
         Issuer and Corey M. Horowitz, including Incentive Stock
         Option, dated December 22, 2003, by and between the Issuer and Corey M. Horowitz, Non-Qualified Stock Option, dated
         December 22, 2003, by and between the Issuer and Corey M.
         Horowitz and Issuer Capitalization (previously filed).            --

4.       Exchange Agreement between the Issuer and its Preferred
         Stockholders, dated April 13, 2004.                             9 - 23

=====================                                         ==================
CUSIP No. 64121N 10 9                 13D                     Page 9 of 23 Pages
=====================                                         ==================

                               EXCHANGE AGREEMENT
                               ------------------

     AGREEMENT, dated as of April 13, 2004, by and among NETWORK-1 SECURITY SOLUTIONS, INC. (the "Company"), a Delaware corporation with offices at 445 Park Avenue, Suite 1028, New York, New York 10022, and the holders of the Company's Series E Convertible Stock (the "Series E Preferred Stock") and the Series D Convertible Preferred Stock (the "Series D Preferred Stock") signatory hereto (collectively, the "Preferred Stockholders").

     WHEREAS, as part of a recapitalization of the Company, the Board of Directors of the Company has determined that it is in the best interest of the Company to eliminate its outstanding shares of Preferred Stock (the "Preferred Stock") by exchanging such securities for shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), upon the terms and subject to the conditions set forth herein;

     WHEREAS, each of the Preferred Stockholders and the Company desire that the Preferred Stockholders exchange (i) 2,483,508 shares of Series E Preferred Stock which is convertible into 4,967,016 shares of Common Stock and (ii) 231,054 shares of Series D Preferred Stock which is convertible into 391,478 shares of Common Stock, for an aggregate of 6,698,118 shares of Common Stock, or 1.25 times the number of shares of Common Stock for each share of Common Stock that each Preferred Stockholder would have received upon conversion of their Preferred Stock, all upon the terms and subject to the conditions set forth therein. The Common Stock issuable in exchange for the shares of Preferred Stock are referred to herein as the "Shares."

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                     Issuance of Shares for Preferred Stock
                     --------------------------------------

     1.1 Exchange Agreement. At the Closing provided for in Section 1.2, the Company will issue to each Preferred Stockholder and, subject to the terms and conditions of this Agreement, each Preferred Stockholder will exchange the Preferred Stock for the number of Shares set forth in Exhibit A hereto (the "Exchange") in accordance with Schedule A hereto.


     1.2 The Closing. The closing of the Exchange (the "Closing") shall take place at the offices of Olshan Grundman Frome Rosenzweig & Wolosky, LLP, Park Avenue Tower, 65 East 55th Street, New York, New York on the date that this Agreement is executed by the parties hereto (the time and date of the Closing being herein referred to as the "Closing Date"). On the Closing Date there will be delivered to the Preferred Stockholders the Shares on the Closing Date against delivery and cancellation of the original Preferred Stock in accordance with Schedule A hereto.

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 10 of 23 Pages
=====================                                        ===================

                                   ARTICLE II

           Representations. Warranties. and Agreements of the Company
           ----------------------------------------------------------

     The Company represents and warrants to the Preferred Stockholders as follows:

     2.1 Corporate Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is qualified to transact business as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing, or use of property or assets or the conduct of its business makes such qualification necessary, except in such jurisdictions where the failure to be so qualified would not have a material adverse effect on the business, results of operations, financial condition, or prospects of the Company. The Company has all required power and authority to own its property and to carry on its business as now conducted and proposed to be conducted.

     2.2 Validity of Transaction. The Company has all requisite power and authority to execute, deliver, and perform this Agreement, and to issue the Shares in exchange for the Preferred Stock as part of the Exchange. All necessary corporate proceedings of the Company have been duly taken to authorize the execution, delivery, and performance of this Agreement, and to authorize the issuance of the Shares for the Preferred Stock as part of the Exchange. This Agreement, has been duly authorized, executed, and delivered by the Company, and constitutes the legal, valid, and binding obligation of the Company, and is enforceable as to the Company in accordance with its respective terms, except as may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, or other similar laws or by legal or equitable principles relating to or limiting creditors' rights generally or as rights to indemnification may be limited by applicable securities laws. Except as to filings which may be required under applicable state securities regulations, no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any Federal, state, local, or other governmental authority or of any court or other tribunal is required by the Company in connection with the transactions contemplated hereby. No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which the Company is a party, or by which any of its properties or assets is bound, is required for the execution, delivery, or performance by the Company of this Agreement, and the execution, delivery, and performance of this Agreement, will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under any such contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the Certificate of Incorporation or By-laws of the Company, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on the Company or to which any of its operations, business, properties, or assets is subject. The Shares issuable in exchange for the Shares are duly authorized, will be validly issued, fully paid, and nonassessable, will not have been issued in violation of any preemptive right of stockholders or rights of first refusal, and the Preferred Stockholders will have good title to the Shares, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders agreements and voting trusts (other than any created by the Preferred Stockholders).

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 11 of 23 Pages
=====================                                        ===================

     2.3 Capitalization. The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which 1,250,000 shares have been designated Series D Convertible Preferred Stock and 3,500,000 shares have been designated Series E Convertible Preferred Stock, having the designations, dividend rights, voting powers, conversion and redemption rights, rights on liquidation or dissolution, and other preferences and relative, participating, optional, or other preferences and relative, participating, optional, or other special rights, and the qualifications, limitations or restrictions thereof, set forth in their respective Certificates of Designations. Immediately prior to the Closing, the Company shall have 8,314,458 shares of Common Stock, 2,483,508 shares of Series E Convertible Preferred Stock, and 231,054 shares of Series D Convertible Preferred Stock outstanding. All issued and outstanding shares of Common Stock and Preferred Stock have been validly issued and are fully paid and nonassessable and have not been issued in violation of any Federal or state securities laws. Except for (a) upon the exercise of the options and warrants which are currently outstanding to purchase 5,481,860 shares of Common Stock (including options to purchase 3,297,370 under the Company's Stock Option Plan), there are not, as of the date hereof, any outstanding or authorized subscriptions, options, warrants, calls, rights, commitments, or any other agreements obligating the Company to issue (i) any additional shares of its capital stock or (ii) any securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock. Other than the Company's Stock Option Plan, the Company has not adopted or authorized any plan for the benefit of its officers, employees, or directors which require or permit the issuance, sale, purchase, or grant of any shares of the Company's capital stock, any securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for any shares of the Company's capital stock, or any phantom shares or any stock appreciation rights.

     2.4 SEC Filings. The Company has filed all forms, reports, statements and other documents required to be filed with (i) the SEC including, without limitation, (A) all Annual Reports on Form 10-KSB, (B) all Quarterly Reports on Form 10-QSB, (C) all Reports on Form 8-K, (D) all other reports or registration statements and (E) all amendments and supplements to all such reports and registration statements (collectively referred to as the "SEC Reports") and (ii) any other applicable state securities authorities (all such forms, reports, statements and other documents in (i) and (ii) of this Section 2.4 being referred to herein, collectively, as the "Reports"). The Reports (i) were prepared in all material respects in accordance with the requirements of applicable law (including, with respect to the SEC Reports, the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports) and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, since the last quarterly report of the Company on Form 10-QSB filed with the SEC, there have been no material events that require disclosure under the Exchange Act.

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 12 of 23 Pages
=====================                                        ===================

                                  ARTICLE III

          Representations and Warranties of the Preferred Stockholders
          ------------------------------------------------------------

     Each of the Preferred Stockholders, severally and not jointly, represents and warrants to the Company as follows:

     3.1 Organization. Such Preferred Stockholder (if not an individual) is duly organized under the laws of the state of its jurisdiction of organization and has full power and authority to enter into this Agreement and to consummate the transactions set forth herein. All necessary proceedings have been duly taken to authorize the execution, delivery, and performance of this Agreement by such Preferred Stockholder (if not an individual).

     3.2 Accredited Investor; Access to Information. Such Preferred Stockholder and, to the knowledge of such Preferred Stockholder, each limited partner of such Preferred Stockholder in the case of a Preferred Stockholder which is a limited partnership, and each partner of such Preferred Stockholder in the case of a Preferred Stockholder which is a general partnership, is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Such Preferred Stockholder, shareholders of the general partner of such Preferred Stockholder, if any, and each of the limited partners of such Preferred Stockholder, if any, has had substantial experience in private securities transactions like this one and has had a full opportunity to discuss the business, management, and financial affairs of the Company with the Company's management. Such Preferred Stockholder has received all requested documents from the Company and has had a full opportunity to ask questions of, and receive answers from, the officers of the Company.

     3.3 Authorization. All actions on the part of such Preferred Stockholder necessary for the authorization, execution, delivery, and performance by such Preferred Stockholder of this Agreement have been taken. This Agreement has been duly authorized, executed, and delivered by such Preferred Stockholder, is the legal, valid, and binding obligation of such Preferred Stockholder, and are enforceable as to such Preferred Stockholder in accordance with their respective terms, except as may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, or other similar laws or by legal or equitable principles relating to or limiting creditors' rights generally or as rights to indemnification may be limited by applicable securities laws.

     3.4 Investment Intent. Such Preferred Stockholder is acquiring the Shares for its, his or her own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act. Such Preferred Stockholder understands that Shares have not been registered for sale under the Securities Act or qualified under applicable state securities laws and that the Shares are being offered and sold to such Preferred Stockholder pursuant to one or more exemptions. Such Preferred Stockholder understands that it, he or she must bear the economic risk of the investment in the Company for an indefinite period of time, as the Shares cannot be sold unless subsequently registered under the Securities Act and qualified under state securities laws, unless an exemption from such registration and qualification is available.

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 13 of 23 Pages
=====================                                        ===================

     3.5 Transfer of Securities. Such Preferred Stockholder will not sell or otherwise dispose of the Shares unless (a) a registration statement with respect thereto has become effective under the Securities Act and such Shares have been qualified under applicable state securities laws or (b) there is presented to the Company notice of the proposed transfer and, if it so requests, a legal opinion reasonably satisfactory to the Company that such registration and qualification is not required; provided, however, that no such registration or qualification or opinion of counsel shall be necessary for a transfer by such Preferred Stockholder (i) to any entity controlled by, or under common control with, such Preferred Stockholder (ii) to a partner or officer of such Preferred Stockholder, (iii) to a partner or officer of the general partner of such Preferred Stockholder, or (iv) to the spouse, lineal descendants, estate, or a trust for the benefit of any of the foregoing, provided the transferee agrees in writing to be subject to the terms hereof to the same extent as if he were such Preferred Stockholder. Such Preferred Stockholder consents that any transfer agent of the Company may be instructed not to transfer any Shares unless it receives satisfactory evidence of compliance with the foregoing provisions, and that there may be endorsed upon any certificate representing such shares (and any certificates issued in substitution therefor) the following legend calling attention to the foregoing restrictions on transferability of such shares, stating in substance:

            "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES EVIDENCED BY THIS CERTIFICATE, OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER SUCH ACT AND APPLICABLE SECURITIES LAWS IS NOT REQUIRED."

The Company shall, upon the request of any holder of a stock certificate bearing the foregoing legend and the surrender of such certificate, issue a new stock certificate without such legend if (A) the stock evidenced by such certificate has been effectively registered under the Securities Act and qualified under any applicable state securities law and sold by the holder thereof in accordance with such registration and qualification, or (B) such holder shall have delivered to the Company a legal opinion reasonably satisfactory to the Company to the effect that the restrictions set forth herein are no longer required or necessary under the Securities Act or any applicable state law.

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 14 of 23 Pages
=====================                                        ===================

                                   ARTICLE IV

                             Additional Provisions.
                             ----------------------

     4.1 Indemnification. From and after the Closing, the Company, on the one hand, and the Preferred Stockholders (severally and not jointly), on the other hand, shall indemnify and save harmless the other (including officer, directors, employees, agents and representatives) against any loss, claim, liability, expense (including reasonable attorney's fees) or other damage caused by or arising out of (i) the breach of any representation or warranty made by any such party or (ii) the failure by the party against whom indemnification is sought to perform any of its covenants or agreements in this Agreement.

     4.2 Communications. All notices or other communications hereunder shall be in writing and shall be given by registered or certified mail (postage prepaid and return receipt requested), by an overnight courier service which obtains a receipt to evidence delivery, or by telex or facsimile transmission (provided that written confirmation of receipt is provided), addressed as set forth below:

     If to the Company:

              Network- 1 Security Solutions, Inc.
              445 Park Avenue, Suite 1028
              New York, New York 10022
              Attention: Corey M. Horowitz, Chairman and Chief Executive Officer

     With a copy to:

              Olshan Grundman Frome Rosenzweig & Wolosky, LLP
              Park Avenue Tower
              65 East 55th Street
              New York, New York 10022
              Attention: Sam Schwartz, Esq.

     If to the Preferred Stockholders, at their respective addresses as set forth on Exhibit A hereto, or such other address as any party may designate to the other in accordance with the aforesaid procedure. All notices and other communications sent by overnight courier service shall be deemed to have been given as of the next business day after delivery thereof to such courier service, those given by telex or facsimile transmission shall be deemed given when sent, and all notices and other communications sent by mail shall be deemed given as of the third business day after the date of deposit in the United States mail.

     4.3 Successors and Assigns. The Company may not sell, assign, transfer, or otherwise convey any of its rights or delegate any of its duties under this Agreement, except to a corporation which has succeeded to substantially all of the business and assets of the Company

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 15 of 23 Pages
=====================                                        ===================

and has assumed in writing its obligations under this Agreement, and this Agreement shall be binding on the Company and such successor. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Preferred Stockholders and their successors and assigns.

     4.4 Amendments and Waivers. Neither this Agreement nor any term hereof may be changed or waived (either generally or in a particular instance and either retroactively or prospectively) absent the written consent each party hereto.

     4.5 Survival of Representations. The representations, warranties, covenants, and agreements made herein or in any certificate or document executed in connection herewith shall survive the execution and delivery of this Agreement and the issuance and delivery of the Shares to the Preferred Stockholders.

     4.6 Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to either the Company or the Preferred Stockholders upon any breach or default by the other under this Agreement shall impair any such right, power, or remedy no shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

     4.7 Entire Agreement; Binding Effect. This Agreement (together with Schedule A attached hereto) contains the entire understanding of the parties with respect to their respective subject matter and all prior negotiations, discussions, commitments, and understandings heretofore had between them with respect thereto are merged herein and therein. This Agreement and the Exchange shall be binding on each Preferred Stockholder who executes this Agreement, provided, that, Preferred Stockholders holding at least 75% of the outstanding shares of Preferred Stock have executed this Agreement (the "Required Percentage"). The failure of any Preferred Stockholder named in Exhibit A to execute this Agreement shall not effect the Closing of the Exchange with respect to those Preferred Stockholders who have executed this Agreement so long as the Agreement has been signed by the Required Percentage.

     4.8 Headings. All article and section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

     4.9 Counterparts; Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflict of laws.

     4.10 Further Actions. At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 16 of 23 Pages
=====================                                        ===================

     IN WITNESS WHEREOF, this Agreement has been duly executed on the date hereinabove set forth.

                                       NETWORK-1 SECURITY SOLUTIONS, INC.


                                       By: /s/ Corey M. Horowitz
                                           ------------------------------------
                                             Name:  Corey M. Horowitz
                                             Title:  Chairman and Chief
                                                     Executive Officer

                                       APPLEGREEN PARTNERS


                                       By: /s/ Seth Lieber
                                           ------------------------------------
                                             Name:  Seth Lieber
                                             Title:  Partner


                                       BROOKWOOD PARTNERS, L.P.


                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  General Partner


                                       CASILLI REVOCABLE TRUST


                                       By: /s/ Gerald S. Casilli
                                           ------------------------------------
                                             Name:  Gerald S. Casilli
                                             Title:  Trustee


                                       CMH CAPITAL MANAGEMENT CORP.


                                       By: /s/ Corey M. Horowitz
                                           ------------------------------------
                                            Name: Corey M. Horowitz
                                            Title: President


                                           /s/ Andrew Fingerhut
                                           ------------------------------------
                                            Andrew Fingerhut

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 17 of 23 Pages
=====================                                        ===================


                                           /s/ Barry Fingerhut
                                           ------------------------------------
                                            Barry Fingerhut


                                           /s/ Robert Gladstone
                                           ------------------------------------
                                            Robert Gladstone


                                           /s/ Amy Katz
                                           ------------------------------------
                                            Amy Katz


                                           /s/ Irwin Lieber
                                           ------------------------------------
                                            Irwin Lieber


                                           /s/ Jonathan Lieber
                                           ------------------------------------
                                            Jonathan Lieber


                                           /s/ Seth Lieber
                                           ------------------------------------
                                            Seth Lieber


                                           /s/ David Nussbaum
                                           ------------------------------------
                                            David Nussbaum


                                           /s/ Jennifer Olsen
                                           ------------------------------------
                                            Jennifer Olsen


                                           /s/ Harvey Pollak
                                           ------------------------------------
                                            Harvey Pollak


                                           /s/ Barry Rubenstein
                                           ------------------------------------
                                            Barry Rubenstein


                                           /s/ Marilyn Rubenstein
                                           ------------------------------------
                                            Marilyn Rubenstein


                                           /s/ James Scibelli
                                           ------------------------------------
                                            James Scibelli

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 18 of 23 Pages
=====================                                        ===================

                                       SENECA VENTURES

                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  General Partner

                                           /s/ Donna Slavitt
                                           ------------------------------------
                                            Donna Slavitt

                                           /s/ John Slavitt
                                           ------------------------------------
                                            John Slavitt

                                       WHEATLEY  PARTNERS, L.P.

                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  CEO, WHEATLEY PARTNERS LLC
                                                     General Partner

                                       WHEATLEY PARTNERS II, L.P.

                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  General Partner


                                       WHEATLEY FOREIGN PARTNERS, L.P.

                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  CEO, WHEATLEY PARTNERS LLC
                                                     General Partner

                                       WOODLAND PARTNERS

                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:  General Partner

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 19 of 23 Pages
=====================                                        ===================


                                       WOODLAND VENTURE FUND


                                       By: /s/ Barry Rubenstein
                                           ------------------------------------
                                             Name:  Barry Rubenstein
                                             Title:   General Partner


                                           /s/ Emanuel Pearlman
                                           ------------------------------------
                                            Emanuel Pearlman


                                       SANDLER COMPANY INVESTMENT PARTNERS


                                       By: Sandler Capital Management, General
                                           Partner

                                       By: MJDM Corp., a General Partner


                                       By: /s/ Moira Mitchell
                                           ------------------------------------
                                            Name:   Moira Mitchell
                                            Title:      President

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 20 of 23 Pages
=====================                                        ===================

                                   SCHEDULE A

                             PREFERRED STOCKHOLDERS

                      Series E Convertible Preferred Stock
                      ------------------------------------

                                                          Number
                                                        of Shares
                                                        of Common      Number of
                                          Number of     Stock Upon      Shares
                                          Shares of    Conversion of   of Common
    Name and Address                      Preferred      Preferred    Stock Upon
of Preferred Stockholder                    Stock          Stock        Exchange
------------------------                    -----          -----        --------

Applegreen Partners                         35,377         70,754         88,442
c/o Jonathan Lieber
271 Hamilton Road
Chappaqua, NY 10514

Brookwood Partners, L.P.                   117,924        235,848        294,810
68 Wheatley Road
Brookville, NY 11545

Casilli Revocable Trust                     47,169         94,338        117,922
2905 Woodside Road
Woodside, CA 94062

Andrew Fingerhut                            11,792         23,584         29,480
70 East 10th St. Apt. 11L
New York, NY 10003

Barry Fingerhut                            165,094        330,188        412,735
Wheatley Partners, L.P.
825 Third Avenue, 32th Floor
New York, New York 10028-1170

Robert Gladstone                            11,792         23,584         29,480
25 Evans Drive
Brookville, NY 11545

CMH Capital Management Corp.             1,084,935      2,169,870      2,712,337
445 Park Avenue, Suite 1028
New York, NY 10022
Attn: Corey M. Horowitz, President

Amy Katz                                     9,433         18,866         23,583
26 North Moore Street, Apt. 8W
New York, NY 10013

Irwin Lieber                               165,094        330,188        412,735
8 Applegreen Drive
Old Westbury, NY 11568

Jonathan Lieber                             11,792         23,584         29,480
271 Hamilton Road
Chappaqua, NY 10514

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 21 of 23 Pages
=====================                                        ===================

                                                          Number
                                                        of Shares
                                                        of Common      Number of
                                          Number of     Stock Upon      Shares
                                          Shares of    Conversion of   of Common
    Name and Address                      Preferred      Preferred    Stock Upon
of Preferred Stockholder                    Stock          Stock        Exchange
------------------------                    -----          -----        --------

Seth Lieber                                 11,792         23,584         29,480
103 Greene Street
New York, NY 10012-3859

David Nussbaum                              11,792         23,584         29,480
83 Village Road
Roslyn Heights, NY 11577

Jennifer Olsen                              11,792         23,584         29,480
c/o Lawrence S. Dolin
16111 Parkland Drive
Shaker Heights, OH 44120

Harvey Pollak                               11,792         23,584         29,480
14 Pine Drive North
Roslyn, NY 11576

Barry Rubenstein                            47,169         94,338        117,922
68 Wheatley Road
Brookville, NY 11545

James Scibelli                              23,584         47,168         58,960
Roberts & Greene, Inc.
One Hollow Lane, Suite 208
Lake Success, NY 11040

Seneca Ventures                            165,094        330,188        412,735
68 Wheatley Road
Brookville, NY 11545

Donna Slavitt                               35,377         70,754         88,442
1085 Park Avenue, Apt. 3B
New York, NY 10028

John Slavitt                                 9,433         18,866         23,582
250 Baldwin Avenue, Apt. 801
San Mateo, CA 94401

Wheatley Partners, L.P.                     86,792        173,584        216,980
80 Cuttermill Road, Suite 311
Great Neck, NY 11021

Wheatley Partners II, L.P.                  94,339        188,678        235,848
80 Cuttermill Road, Suite 311
Great Neck, NY 11021

Wheatley Foreign Partners, L.P.              7,547         15,094         18,868
80 Cuttermill Road, Suite 311
Great Neck, NY 11021

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 22 of 23 Pages
=====================                                        ===================

                                                          Number
                                                        of Shares
                                                        of Common      Number of
                                          Number of     Stock Upon      Shares
                                          Shares of    Conversion of   of Common
    Name and Address                      Preferred      Preferred    Stock Upon
of Preferred Stockholder                    Stock          Stock        Exchange
------------------------                    -----          -----        --------

Woodland Partners                           94,339        188,678        235,848
68 Wheatley Road
Brookville, NY 11545

Woodland Venture Fund                      212,264        424,528        530,660
68 Wheatley road
Brookville, NY 11545
                                         ---------      ---------      ---------



     Total Series E Preferred Stock      2,483,508      4,967,016      6,208,770
                                         =========      =========      =========

=====================                                        ===================
CUSIP No. 64121N 10 9                 13D                    Page 23 of 23 Pages
=====================                                        ===================

                      Series D Convertible Preferred Stock
                      ------------------------------------

                                                          Number
                                                        of Shares
                                                        of Common      Number of
                                          Number of     Stock Upon      Shares
                                          Shares of    Conversion of   of Common
    Name and Address                      Preferred      Preferred    Stock Upon
of Preferred Stockholder                    Stock          Stock        Exchange
------------------------                    -----          -----        --------

Woodland Venture Fund                       69,379        117,550        146,936
68 Wheatley Road
Brookville, NY 11545

Seneca Ventures                             34,689         58,774         73,468
68 Wheatley Road
Brookville, NY 11545

Woodland Partners                           34,689         58,774         73,468
68 Wheatley Road
Brookville, NY 11545

Irwin Lieber                                34,689         58,774         73,468
Wheatley Partners, L.P.
825 Third Avenue
New York, NY 10028-1170

Barry Fingerhut                             34,689         58,774         73,468
Wheatley Partners, L.P.
825 Third Avenue
New York, NY 10028-1170

Applegreen Partners                          8,672         14,693         18,364
c/o Jonathan Lieber
271 Hamilton Road
Chappaqua, NY 10514

Emanuel Pearlman                             4,098          6,943          8,677
Liberation Investment Group
11766 Wilshire Blvd., Suite 870
Los Angeles, CA 90025

Barry Rubenstein                               495            839          1,049
68 Wheatley Road
Brookville, NY 11545

Marilyn Rubenstein                             495            839          1,049
68 Wheatley Road
Brookville, NY 11545

Sandler Company Investment Partners          9,159         15,518         19,398
                                         ---------      ---------      ---------
767 Fifth Avenue - 45th Floor
New York, NY 10153

    Total Series D Preferred Stock         231,054        391,478        489,348
                                         ---------      ---------      ---------

    TOTAL PREFERRED STOCK (SERIES
      E AND SERIES D)                    2,714,562      5,358,494      6,698,118
                                         =========      =========      =========